CHART ACQUISITION GROUP, LLC

JOSEPH R. WRIGHT

COWEN INVESTMENTS LLC

c/o The Chart Group, LP

555 Fifth Avenue, 19th Floor

New York, New York 10017

February 26, 2015

VIA EDGAR

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:         Chart Acquisition Corp. (“Chart”)

Schedule TO-T

Filed February 11, 2015 by Chart Acquisition Group, LLC et al.

File No. 005-87098

Dear Mr. Hindin:

Chart Acquisition Group, LLC, Joseph R. Wright and Cowen Investments LLC (collectively, the “Purchasers,” “we”, “us” or “our”) hereby transmit our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 23, 2015, regarding the filing referenced above. For your convenience, we have repeated below the Staff’s comments in bold and have followed them with our responses.

Please note that references to specific paragraphs, pages, captioned sections and capitalized terms used but not defined herein are to the Offer to Purchase dated February 11, 2015 filed as Exhibit (a)(1)(A) to our Schedule TO-T filed on February 11, 2015.

Schedule TO-T

Offer to Purchase

1.	The press release filed under the cover of Schedule TO on January 5, 2015 indicates that in connection with the business combination with Tempus, the offerors have agreed to purchase as many as 3,746,150 warrants in the Business Combination Tender Offer at a price of $.60 per share. This disclosures appears to constitute a “public announcement,” as defined in Exchange Act Rule 14e-5(c)(5), of an impending tender offer that would begin the restricted period in Rule 14e-5(a) that prohibits purchases outside of the Business Combination Tender Offer, including purchases made pursuant to the current Offer. Separately, the filing of the Schedule TO on February 11, 2015 also begins a restricted period prohibiting purchases outside of the current Offer, including the Business Combination Tender Offer.

Perry J. Hindin

United States Securities and Exchange Commission

February 26, 2015

In addition, by committing to make each of the offers to purchase the subject warrants, the offerors appear to have made a prohibited “arrangement to purchase,” within the meaning of Rule 14e-5(a), of the subject warrants outside of each of the planned, respective tender offers. We also note that any warrant purchases made pursuant to the current Offer could be construed as prohibited purchases within the meaning of Rule 14e-5(a).

Please provide us with a legal analysis explaining how the offerors intend to ensure compliance with Rule 14e-5, or advise.

Rule 14e-5(a) under the Exchange Act provides that “[a]s a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer ….no covered person may directly or indirectly purchase or arrange to purchase any subject securities or any related securities except as part of the tender offer.” Rule 14e-5(a) further provides that this prohibition applies from the time of public announcement of the tender offer until the tender offer expires. Public announcement is defined in Rule 14e-5(c)(5) as “any oral or written communication by the offeror or any person authorized to act on the offeror’s behalf that is reasonably designed to, or has the effect of, informing the public or security holders in general about the tender offer.”

We do not believe that the commitment by the Purchasers to make each of the tender offers constitute a prohibited “arrangement to purchase” within the meaning of Rule 14e-5(a) of the Warrants outside of each of the planned tender offers. As described on page 8 of the Offer to Purchase, in connection with the IPO, the Purchasers collectively committed to offer to purchase up to 3,750,000 of the Warrants at a purchase price of $0.60 per Warrant in a proposed tender offer that would commence after the announcement by Chart of a business combination and would close, if at all, upon the consummation of a business combination. In August 2014, the Purchasers commenced the Initial Warrant Tender Offer to purchase up to 7,500,000 of Chart’s issued and outstanding warrants at a purchase price of $0.30 per Warrant in connection with a special meeting of Chart’s stockholders to approve, among other matters, an amendment to Chart’s existing charter extending the date by which Chart must consummate its initial business combination from September 13, 2014 to March 13, 2015. A total of 7,700 Warrants were validly tendered and not withdrawn in the Initial Warrant Tender Offer. In September 2014, the Purchasers accepted for purchase all such warrants. As a result, the Purchasers intend to commence the Business Combination Tender Offer to purchase, collectively, up to 3,746,150 public warrants at $0.60 per warrant (subject to reduction of one Warrant for every two Warrants that are tendered in the current Offer), which will be consummated, if at all, upon the consummation of the business combination.

Perry J. Hindin

United States Securities and Exchange Commission

February 26, 2015

In the event Chart failed to consummate a business combination, the Warrant holders would receive a pro rata distribution of the amount in the segregated escrow account in the amount of $0.30 for each Warrant they hold. The foregoing obligation of the Purchasers to conduct the tender offer is set forth in Section 3(f) of the letter agreement entered into between the Purchasers, Chart and the underwriters in the IPO (as amended, the “Letter Agreement”). The Letter Agreement was entered into on December 13, 2012, prior to the public announcement of the tender offers. Thus, no “arrangement to purchase” occurred during the restricted period set forth in Rule 14e-5.

Furthermore, the Purchasers believe that the exception set forth in Rule 14e-5(b)(7) (Purchases Pursuant to Contractual Obligations) (the “Exception”) provides an applicable exemption from the requirements of the rule with respect to the tender offers. To qualify for the Exception, a contract (such as the Letter Agreement) pursuant to which the purchase and arrangements to purchase are carried out must be: (1) entered into before public announcement of the tender offer, (2) unconditional and binding on both parties, and (3) disclosed in all of its material terms (including quantity, price and parties) in the offering materials.

As noted above and described in page 8 of the Offer to Purchase, the Letter Agreement was entered into in connection with the IPO, which occurred on December 13, 2012, prior to the public announcement of the tender offers. The Letter Agreement is unconditional and binding upon both parties. Finally, all material terms (including quantity, price and parties) relating to the tender offer for the Warrants were disclosed in Chart’s prospectus for the IPO as well as Chart’s subsequent filings under the Exchange Act, including the press release filed with the Schedule TO-C. Consequently, even if Rule 14e-5 applies, the Exception to the prohibition should be satisfied.

Furthermore, Rule 14e-5 was promulgated by the Commission as a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities. The Commission in Release No. 34-42055 stated that “Rule 14e-5 will continue to protect investors by preventing an offer or from extending greater or different consideration to some security holders outside the offer, while other security holders are limited to the offer’s terms.” We do not believe that the current situation is the type of situation that Rule 14e-5 was designed to prevent as the foregoing policy concerns are not raised by the tender offers. The tender offer for the Warrants was discussed in great length in Chart’s IPO prospectus and its subsequent filings under the Exchange Act and the actions by the Purchasers in connection with the tender offer are consistent with such disclosure. Furthermore, investors have been aware of the terms and the structure of the tender offer for the Warrants for over two years, long before the issuance of the press release and related filing with the SEC. The issuance of the press release and filing of the related documents with the SEC was necessary to satisfy Chart’s obligations under the Exchange Act and Nasdaq rules to provide promptly material information to its securityholders regarding the business combination and related agreements.

Perry J. Hindin

United States Securities and Exchange Commission

February 26, 2015

In addition, holders of the Warrants may tender their Warrants in either tender offer and opt to (i) receive $0.30 per Warrant in the current tender offer, (ii) receive $0.60 per Warrant in the subsequent tender or (iii) not tender their Warrants at all and participate in the growth of the combined company. The purpose of the current tender offer is to put holders of the Warrants in at least the same position they would be in if the Company was not seeking the Extension (i.e., receive $0.30 per Warrant since a business combination will not be consummated by March 13, 2015 with the potential to receive $0.60 per Warrant upon the consummation of a business combination), if not in a better position since they now have the optionality to participate in either of the tender offers.

Furthermore, the Purchasers are not conducting the tender offer to take advantage of Warrant holders and/or engage in market manipulation but rather pursuant to their obligations under the Letter Agreement. In fact, they prefer that none of the Warrants are tendered so they do not need to expend their funds on these purchases. As a result, there is no potential harm to investors or possible manipulation of the public trading price of the Warrants since holders have the right to tender all of their Warrants in the tender offers at fixed prices. Accordingly, the Purchasers respectfully submit that their actions in connection with the tender offers do not violate Rule 14e-5 of the Exchange Act. However, to the extent the Staff determines that there was a technical violation of Rule 14e-5, the Purchasers submit that their actions will not cause any market manipulation or harm investors.

2.	Please refer to prior comment 1 in our letter to you dated August 19, 2014 and your response letter to the Staff dated August 25, 2014. In support of your conclusion that Exchange Act Rule 13e-3 would not be applicable to the tender offer for Warrants, you stated that the Purchasers did not believe that Nasdaq would delist the Company’s securities until the Company has had the opportunity to expand its security holder base in connection with the consummation of the business combination with Orion Air Group Holdings LLC. Please update your response to this comment in light of the disclosure on page 15 of the Offer to Purchase indicating that the Nasdaq hearings panel had granted Chart’s request for continued listing subject to completion of the Business Combination and compliance with all Nasdaq initial listing requirements by March 4, 2015.

We respectfully advise the Staff that, for the reasons set forth below, we concluded that Rule 13e-3 (“Rule 13e-3”) promulgated under the Exchange Act would not be applicable to the tender offer for the warrants to purchase shares of common stock of Chart (the “Warrants”).

Perry J. Hindin

United States Securities and Exchange Commission

February 26, 2015

An offeror’s obligation to comply with Rule 13e-3 arises from its engagement in a Rule 13e-3 transaction (or series of transactions) which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

(A) causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act; or

(B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

We determined that Rule 13e-3 was not applicable to the tender offer for the following reasons:

First, prior to and at the time the tender offer was commenced, Chart had less than 300 record holders of its securities and was therefore eligible, prior to the commencement of the tender offer, to terminate the registration of its common stock and warrants under Section 12g-4 and to suspend its obligation to report under Rule 12h-3 and Section 15(d). Pursuant to CD&I 104.01 of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, a transaction is not deemed to have “caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report if an issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d) since the reduction in the number of security holders would not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A). Accordingly, the tender offer could not be deemed to have “caused” the Warrants to become “eligible” for termination of registration or suspension of Chart’s obligation to report since the Warrants were eligible for termination/suspension prior to commencement of the tender offer.

Second, the Purchasers did not commence the tender offer for the purpose of causing the Warrants to be delisted from the Nasdaq Capital Market (“Nasdaq”). Rather, the tender offer was conducted by the Purchasers pursuant to an agreement they entered into with Chart in connection with the IPO. Specifically, the Purchasers collectively committed to offer to purchase up to 3,750,000 of the Warrants at a purchase price of $0.60 per Warrant in a tender offer that would commence after the announcement by the Company of the entry into definitive agreement relating to a business combination and would close upon the consummation of such business combination. In August 2014, the Purchasers commenced the Initial Warrant Tender Offer to purchase up to 7,500,000 of Chart’s issued and outstanding warrants at a purchase price of $0.30 per Warrant in connection with a special meeting of Chart’s stockholders to approve, among other matters, an amendment to Chart’s existing charter extending the date by which Chart must consummate its initial business combination from September 13, 2014 to March 13, 2015. A total of 7,700 Warrants were validly tendered and not withdrawn in the Initial Warrant Tender Offer. In September 2014, the Purchasers accepted for purchase all such warrants. As a result, the Purchasers intend to commence the Business Combination Tender Offer to purchase, collectively, up to 3,746,150 public warrants at $0.60 per warrant (subject to reduction of one Warrant for every two Warrants that are tendered in the current Offer), which will be consummated, if at all, upon the consummation of the business combination.

Perry J. Hindin

United States Securities and Exchange Commission

February 26, 2015

In the event the Company failed to consummate a business combination, the Warrant holders would receive a pro rata distribution of the amount in a segregated escrow account in the amount of $0.30 for each Warrant they hold, which absent such a distribution as with other blank check companies, would expire worthless upon completion of a business combination and all the funds in the escrow account would be returned to the Purchasers.

On February 17, 2015, Chart filed a proxy statement seeking stockholder approval to extend its termination date for an additional three months until June 13, 2015 (the “Extension”). In connection with the Extension, the Purchasers collectively agreed to conduct this tender offer to purchase up to 7,492,300 of the outstanding Warrants at a price of $0.30 per Warrant in connection with the Extension so that holders of the Warrants that do not wish to retain their Warrants following the Extension can receive the same $0.30 per Warrant they would have been entitled to receive if the Company liquidated promptly after March 13, 2015, the current termination date (as described above).

The Purchasers are only conducting the tender offer due to the obligations noted above and prefer that Warrant holders do not tender their Warrants so they will not be required to use their funds to purchase the Warrants. Accordingly, the Purchasers have not recommended that holders tender their Warrants in the tender offer.

Furthermore, the Purchasers do not believe it is reasonably likely that the tender offer will result in the delisting of the Warrants from Nasdaq since they believe that many holders will not tender their Warrants in this tender offer since they will prefer to either tender their Warrants in the subsequent tender offer by the Purchasers at the higher price of $0.60 per Warrant or will continue to hold their Warrants subsequent to the business combination so they can participate in the growth of the combined company. Although we cannot predict with specificity the results of the current tender offer, in a similar tender offer consummated in September 2014, only 7,700 Warrants (or less than 1% of the outstanding Warrants) were validly tendered and not withdrawn.

Perry J. Hindin

United States Securities and Exchange Commission

February 26, 2015

Nasdaq’s granting of Chart’s request for continued listing is unrelated to this tender offer, as the written notice from Nasdaq indicating that Chart was not in compliance with Nasdaq Listing Rule 5550(a)(3) pre-dated the commencement of this tender offer, and therefore does not impact our analysis. Furthermore, Chart intends and desires to remain listed on Nasdaq subsequent to the consummation of the tender offer and the business combination. In furtherance thereof, Chart expects to commence remarketing efforts in connection with the business combination for the specific purpose of maintaining and broadening its securityholder base and intends to reach out to many securityholders to encourage them to support the business combination and not to tender their securities in connection with the business combination. We believe the foregoing actions are reasonably likely to preserve Chart’s securityholder base and reduce the risk of being delisted from Nasdaq.

Furthermore, Chart believes that it is reasonably likely that the business combination will have the effect of increasing its securityholder base and thus decreasing the likelihood of its securities being delisted from Nasdaq. We believe that the combination of Chart’s securityholders following the tender offer, the expected remarketing efforts and the addition of securityholders as a result of the business combination will provide the combined company with enough securityholders to meet Nasdaq’s requirement.

For the foregoing reasons, we do not believe the tender offer will have a reasonable likelihood of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii) under the Exchange Act. Furthermore, as stated on page 28 of the Offer to Purchase, we will not accept for payment, purchase or pay for any Warrants tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Warrants tendered, subject to the rules under the Exchange Act, if we have determined, in our reasonable judgment, that the consummation of the Offer and the purchase of the tendered Warrants would result in a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 under the Exchange Act.

Risk factors, page 13

3.	Please advise why, if the Offer is terminated, the Warrants will expire even if the Extension Amendment and the Trust Amendment are approved.

If the Offer is terminated, the Purchasers will distribute $0.30 per Warrant to all Warrant holders because the Company did not complete an initial business combination by the Current Termination Date pursuant to that certain Amended and Restated Escrow Agreement, dated September 12, 2014, by and between Chart and Continental. Under such circumstances, the Warrant Agreement will not be amended, the term of the Warrants will not be extended and the Warrants will automatically expire on March 13, 2015.

* * * *

Perry J. Hindin

United States Securities and Exchange Commission

February 26, 2015

As the authorized representative of the Purchasers, we hereby acknowledge that:

●	the Purchasers are responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Purchasers may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel, Stuart Neuhauser, Esq. or Joshua Englard, Esq. at (212) 370-1300.

Very truly yours,

CHART ACQUISITION GROUP, LLC

	By:	/s/ Michael LaBarbera
	Name:	Michael LaBarbera
	Title:	Manager

cc: Ellenoff Grossman & Schole LLP